Exhibit 99.1
TSX: JE.
NYSE: JE.

●	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.

TO ANNOUNCE SECOND QUARTER FISCAL 2014 RESULTS

TORONTO, ONTARIO – October 28, 2013 – Just Energy Group Inc. announced today that it will release operating results for fiscal 2014 second quarter after the close of the market on November 7, 2013.  The Company will host a conference call and live webcast to review the second quarter results beginning at 11:00 AM eastern daylight time on November 8, 2013 followed by a question and answer period. Executive Chair Rebecca MacDonald; Chief Executive Officer and President Ken Hartwick and Chief Financial Officer Beth Summers will participate on the call.

Just Energy Conference Call and Webcast
• Friday November 8, 2013
• 11:00 AM  EST

Those who wish to participate in the conference call may do so by dialing 1-866-232-9440 and entering pass code 15650535#. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=703904&s=1&k=8226839BBB88F7AF3D4203B656D0A89E

For those unable to attend an audio tape rebroadcast will be available starting 6:00 PM  EST November 8, 2013  until November 15, 2013 at midnight.  To access the rebroadcast please dial 1-866-946-0490 and enter the playback reference code 237785# then enter the participant code 15650535#.  The webcast will be available until February 8, 2014.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FOR FURTHER INFORMATION PLEASE CONTACT:

Beth Summers, CPA, CA
Chief Financial Officer
Just Energy
(905) 795-4206
BSummers@JustEnergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com